WISDOM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash	$ 232,041
Total assets	232,041
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 8,044
Due to owner	353
Total liabilities	8,397
Commitments and Contingencies	
Member's Equity (Note 3)	223,644
Total liabilities and capital	$ 232,041